UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 10, 2003

Andrew A. Merdek
Cox Communications, Inc.
1400 Lake Hearn Drive
Atlanta, GA 30319

Re: Cox Communications, Inc.
Incoming letter dated January 10, 2003

Dear Mr. Merdek:

This is in response to your letter dated January 10, 2003 concerning the shareholder proposal submitted to Cox by the Massachusetts Carpenters Pension & Annuity Funds. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Edward J. Durkin
Corporate Governance Advisor
United Brotherhood of Carpenters
Carpenters Corporate Governance Project
101 Constitution Avenue, N.W.
Washington, DC 20001

Cox Communications, Inc.
1400 Lake Hearn Drive
Atlanta, Georgia 30319
(404) 843-5000

January 10, 2003

VIA HAND DELIVERY

COX COMMUNICATIONS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUBJECT: Cox Communications, Inc., Request for No-Action Relief Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934

Dear Ladies and Gentlemen:

This letter is to inform you of the intention of Cox Communications, Inc. ("Cox") to omit from its proxy statement and form of proxy for its 2003 annual meeting of shareholders (the "Proxy Materials") a shareholder proposal (the "Proponent's Proposal") and statement in support thereof (the "Supporting Statement") received from the Massachusetts Carpenters Pension & Annuity Funds (the "Proponent"). The Proponent's Proposal and Supporting Statement, which the Proponent submitted on December 2, 2002, are attached hereto as Exhibit A.

Pursuant to Rule 14a-8(j), we have enclosed six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing it of Cox's intention to omit the Proponent's Proposal and its Supporting Statement from the Proxy Materials. Cox presently expects to file its definitive Proxy Materials on or after March 31, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before Cox files its definitive Proxy Materials with the Commission.

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proponent's Proposal and the Supporting Statement may be excluded from the Proxy Materials pursuant to the following rules, on the grounds set forth below:

(1) Rule 14a-8(i)(10), because Cox has already substantially implemented the Proponent's Proposal;

(2) Rule 14a-8(i)(9), because the Proponent's Proposal conflicts with Cox's own proposal;

(3) Rule 14a-8(i)(7), because the Proponent's Proposal concerns Cox's ordinary business operations; and

(4) Rule 14a-8(i)(3), because the Proponent's Proposal and Supporting Statement are false and misleading in violation of the proxy rules.

The Proponent's Proposal.

The Proponent's Proposal requests that Cox's Board of Directors (the "Board"):

> [A]dopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

Grounds For Exclusion.

(1) The Proponent's Proposal Is Already Being Substantially Implemented by Cox, As Cox Is Modifying Its Senior Executive Long-Term Incentive Compensation Program to Grant Performance-Based Restricted Stock Awards.

Rule 14a-8(i)(10) permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot," and reflects the Commission's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. *See* Rel. No. 34-30091, ¶ II(E)(6) (08/16/83); *Masco Corp.* (03/29/99); *BankAmerica Corp.* (02/10/97). Moreover, "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (03/28/91). Thus, where a company can demonstrate that it has already adopted policies or taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal may be excluded as substantially implemented. *See The Gap, Inc.* (03/08/96).

Several companies have challenged proposals regarding performance-based executive compensation on the basis that such proposals have already been substantially implemented by demonstrating that their existing policies already link executive compensation to corporate performance. *See Hilton Hotels Corp.* (03/07/01); *Wisconsin Energy Corp.* (02/26/01) (proposal withdrawn); and *Boeing Co.* (02/07/02) (proposal withdrawn). Hilton successfully argued that it had substantially implemented the proposal, because its existing executive compensation structure already awarded options based on the company's performance. Historically, the number of options, if any, awarded to Cox executives has been based on a variety of factors, including individual and company performance.

In addition, through changes in the design of Cox's primary executive compensation program, the Long-Term Incentive Plan (the "Plan"), Cox is developing a program that substantially implements the Proponent's Proposal. Cox is modifying the form of its long-term incentive awards to senior executives under the Plan to include performance-based awards of restricted stock, and Cox's Board has resolved to submit an amended Plan, including Plan amendments to facilitate these awards, at Cox's 2003 annual meeting for approval by the shareholders. Cox's Compensation Committee, the oversight authority for the Plan, reviewed these modifications at the Committee's December 18, 2002 meeting, and the Compensation Committee supported management's designation of performance criteria as a basis for awards under the Plan. Performance-based restricted stock awards will be contingent on the achievement of pre-established company performance targets. The Compensation Committee will meet again on March 11, 2003 to approve 2003 awards under the Plan, approve the final form of the amended Plan and establish the company performance targets for 2004 restricted stock awards. Cox will then submit the amended Plan to shareholders at its 2003 annual meeting (the "Cox Proposal"), in order to finalize the amendments that will facilitate the restricted stock awards and to obtain tax deductibility of awards under Section 162(m) of the Internal Revenue Code. Cox's majority shareholder, Cox Enterprises, Inc., which controls approximately 74% of Cox's total voting power, has indicated its intent to vote all of its Cox shares in favor of the Cox Proposal.

Performance-based restricted stock awards are designed to promote executive focus on specific targets that will enhance overall company performance and, in turn, shareholder return. A Cox executive will receive an award only if specific performance measures are met or exceeded. This is precisely the result that the Proponent's Proposal purports to seek. *See* Proponent's Proposal, lines 6 - 7. The new compensation program, which will be described in more detail in the Proxy Materials, will substantially accomplish the goals set forth in the Proponent's Proposal. Accordingly, Cox believes that it may properly exclude the Proponent's Proposal from its Proxy Materials under Rule 14a-8(i)(10).

(2) <u>The Proponent's Proposal Conflicts with Cox's Proposal to Amend the Long-Term Incentive Plan to Facilitate Cox's New Senior Executive Compensation Program</u>.

Under Rule 14a-8(i)(9) and its predecessor, Rule 14a-8(c)(9), the Staff has consistently held that a company may omit a shareholder proposal if there is some basis for concluding that an affirmative vote on both the shareholder proposal and the company's proposal would present alternative or conflicting decisions for shareholders, or lead to an inconsistent, ambiguous or inconclusive result. *See, e.g., Osteotech, Inc.* (04/24/00); *Phillips-Van Heusen Corporation* (04/21/00); *U.S. Bancorp* (02/27/00); *Mattel, Inc.* (03/04/99); *Eastman Kodak Company* (02/01/99); *General Motors Corp.* (03/10/02) (proposal withdrawn).

As discussed above, Cox is implementing a new compensation program for its senior executives to move from long-term incentives based solely on stock options to a combination of options and performance-based restricted stock. Cox will be submitting the Cox Proposal, which includes Plan amendments to facilitate the new program, for shareholder approval at its 2003 annual meeting. Including the Proponent's Proposal in the Proxy Materials would conflict with the Cox Proposal, because it would present shareholders with conflicting decisions regarding the terms of performance-based stock awards. The Cox Proposal enhances the Compensation Committee's flexibility to establish performance criteria that are relevant at the time of an award, as well as in setting stock option exercise prices (provided that such price may not be less than the fair market value of the stock on the date of the grant) and vesting criteria for all employees, including senior executives. If Cox's shareholders are presented with both the Proponent's Proposal and the Cox Proposal, the disclosure necessary to describe how the approval of both would be implemented and how approval of one and not the other would impact the Plan would be excessively complicated.

Also, Cox's situation differs from that in *The Goldman Sachs Group, Inc.* (01/03/03) because Goldman did not state that any portion of its senior executives' incentive compensation would be performance-based. In contrast, Cox intends to award performance-based incentive compensation using criteria that directly conflict with the criteria required under the Proponent's Proposal.

The Proponent's Proposal is excludable under Rule 14a-8(i)(9) even if it could be possible for Cox's Compensation Committee to make grants under the Plan that fit within the restrictions mandated by the Proponent's Proposal. In *Osteotech, Inc.* (04/24/00), the proponent argued that there was no conflict between Osteotech's proposed stock option plan and its proposal that certain officers or directors not receive additional stock options. Although those officers and directors would be eligible to participate in Osteotech's plan, the proponent reasoned that an actual conflict could be avoided since the committee that decided who would receive specific grants could simply choose not to approve grants to those individuals, as permitted under the plan. Nevertheless, the Staff took a no-action position, noting that "submitting both proposals to a vote could provide inconsistent and ambiguous results."

In this case, presenting the contrasting approaches of the Proponent's Proposal and the Cox Proposal to the shareholders would serve to solicit inconsistent and ambiguous guidance regarding the form and design of option grants and restricted stock awards for Cox's senior executives. Consistent with the Staff's position in *Osteotech*, because of the possibility of confusion and the likelihood of conflicting results, the Proponent's Proposal may be omitted under Rule 14a-8(i)(9).

(3) The Proponent's Proposal Improperly Micro-manages Cox's Operations Under the "Ordinary Business" Exclusion, and It Therefore May Be Excluded Pursuant to Rule 14a-8(i)(7).

Under Rule 14a-8(i)(7), a company may omit a proposal if it "deals with a matter relating to the company's ordinary business operations." As explained by the Staff in Release 34-40018 (05/21/98), the ordinary business exclusion under Rule 14a-8(i)(7) rests on two central considerations. The first consideration relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they cannot, as a practical matter, be subject to direct shareholder oversight. Examples include areas such as workforce staffing decisions, materials management and the retention of suppliers. However, proposals that relate to such matters but also focus on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally are not considered to be excludable if they transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Proponent's Proposal should be omitted from Cox's Proxy Materials because it impermissibly micro-manages Cox's compensation plans by seeking to impose specific methods for implementing executive compensation policies. We recognize that since 1992, executive compensation matters generally are not excludable under the first prong of the Staff's Rule 14a-8(i)(7) analysis, which concerns the subject matter of a shareholder proposal. *See Baltimore Gas and Electric Co.* (02/13/92). However, this does not mean that an executive compensation proposal cannot be excluded under Rule 14a-8(i)(7). As stated in Release No. 34-40018, the fact that a proposal addresses a significant social policy issue only means "generally" that it is not excludable -- proposals that would, if implemented, serve to micro-manage companies can nevertheless be excludable under the second prong of the Staff's Rule 14a-8(i)(7) analysis.

The Proponent's Proposal is an example of a shareholder proposal that seeks to impermissibly micro-manage a company's affairs. Specifically, the Proponent's Proposal goes beyond requesting that executive compensation be performance-based, and instead specifies that, in order to be performance-based, stock options granted to senior executives ***must*** have exercise prices that are "indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level." In other words, the Proponent's Proposal specifies that a *specific* type of compensation (stock options) must be linked in a *specific* way (by adjustment of exercise price) to a *specific* measure (stock price performance relative to an "industry peer group stock performance index").

Indeed, the Proponent's Proposal's rigid limitation of linking stock option awards to industry peer group stock performance is an extraordinarily clear example of the pitfalls of attempts at "micro-management" through shareholder proposals. During 2002 the stock price decline of the nine public companies with substantial cable television operations ranged from 99.7% for Adelphia to 31.2% for Cox.* The average stock price decline for these nine companies was 57.3%; thus, the decline in Cox's stock price was only 54.5% of the average decline for this group. Consequently, if the Proponent's Proposal had been in effect for 2002, the options issued to Cox executives would now have to be adjusted to approximately double the value of their awards. However, since the decline in average stock prices in the cable sector was predominantly caused by alleged gross mismanagement at Adelphia and alleged accounting improprieties at Charter, if the Proponent's Proposal had been in effect for 2002, Cox executives would have been greatly rewarded for nothing more than avoiding such problems. It is Cox's philosophy that adherence to good corporate governance standards and compliance with generally accepted accounting principles by its executives is assumed and should not be the basis for significant awards of incentive compensation. Similarly, if Adelphia's or

* Multichannel News, Vol. 24, No. 1 January 6, 2003, Cable Stocks Swoon (for the period January 2, 2002 to December 31, 2002: Adelphia down 99.7%; Charter down 92.9%; Cablevision down 65.1%; AOL Time Warner down 58.5%; Mediacom down 50.9%; Insight down 48.2%; Comcast down 37.3%; AT&T down 31.9%; and Cox down 31.2%.)

Charter's stock prices increase sharply upon the resolution of those companies' problems, it is Cox's view that it would be inappropriate to reduce the incentive compensation of Cox's executives on the grounds essentially, that Cox's executives were not involved with managing a bankruptcy or solving substantial accounting improprieties. In short, the Proponent's Proposal is a clear example of a formulaic approach which is being proposed to closely manage the important area of executive incentive compensation without an understanding of basic aspects of the context in which Cox operates.

We note that the Staff, after further consideration, recently concluded that shareholder proposals requesting the expensing of stock options transcend the scope of ordinary business and, therefore, cannot be excluded on the basis of Rule 14a-8(i)(7). *National Semiconductor Corporation* (12/06/02). Shareholder proposals requesting that a company expense stock options have generally not specified the methodology that the company should employ to implement the request, but rather these proposals appropriately leave the choice of specific accounting method to the company. In contrast, the level of specificity sought by the Proponent's Proposal reaches far beyond that needed to further a broad policy goal relating to performance-based executive compensation and instead seeks to micro-manage the Board's responsibility for determining how to implement performance-based executive compensation arrangements. Each of these design issues can have significant consequences, which extend to the company's tax treatment, accounting treatment and consistency with the company's business performance objectives. For example, the selection of a performance criterion can affect whether performance-based compensation will qualify for deductibility under Section 162(m) of the Internal Revenue Code. Additionally, linking the exercise price of an option to performance criteria results in variable, mark-to-market accounting charges, which could cause Cox to incur additional compensation expense. Likewise, Cox might determine that it would be more effective to tie stock option awards to different benchmarks, such as gain in net income, operating cash flow, revenue, customer service levels or some other metric, instead of stock price performance relative to the peer group. Each of these design considerations are not inconsistent with a general policy of having performance-based stock options, yet each would have significant implications for the ordinary business operations of Cox.

Even if an executive compensation proposal is found to address "significant policy issues," it may be excluded if it goes beyond addressing a policy issue and instead seeks to micro-manage a particular aspect of a company's activities. For example, with respect to corporate charitable contributions, the Staff permits the omission of shareholder proposals that micro-manage the company by seeking to require that a company contribute or not contribute to specific charitable donees. *See AT&T Corp.* (02/17/00); *Minnesota Mining and Manufacturing Co.* (01/03/96); *Pacific Gas & Electric Co.* (01/22/97). In like manner, the distinction should be maintained between those shareholder proposals that deal generally with executive compensation (such as those requiring shareholder approval of executive equity compensation plans), which may properly fall outside of Rule 14a-8(i)(7), and those that micro-manage the company by advocating specific changes to executive compensation policies and practices (such as the Proponent's Proposal).

The Proxy Materials and the annual meeting are not an appropriate forum for discussion of these and other countless day-to-day decisions made by the company in the course of its ordinary business. Although shareholders might be in a position to determine the general desirability of performance-based executive compensation, they are not in a position to make an "informed judgment" as to the complex decisions involved in choosing among the numerous metrics and methods of creating performance-based incentives. Because the Proponent's Proposal would micro-manage Cox's compensation decisions by requiring a specific type of compensation be tied to a specific performance-based measure in a specific way, it may be excluded under the second prong of the Staff's analysis under Rule 14a-8(i)(7).

(4) The Proponent's Proposal And Supporting Statement Contain Materially False and Misleading Statements, Which Entitles Cox to Exclude the Proponent's Proposal and the Supporting Statement Pursuant to Rule 14a-8(i)(3).

The Proponent's Proposal and the Supporting Statement may be excluded in their entirety under Rule 14a-8(i)(3) because they contain numerous statements that are false and misleading, either independently or because they are vague and indefinite in violation of Rule 14a-9. Staff Legal Bulletin No. 14 (07/13/01) states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, the Staff may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading."

As set forth below, the Proponent's Proposal and Supporting Statement contain the types of deficiencies and inaccuracies that make Staff review unproductive and would require detailed and extensive editing to eliminate or revise the false and misleading statements such that they should be completely excluded. In the alternative, if the Staff is unable to concur with our position that the Proponent's Proposal and Supporting Statement should be excluded in their entirety, we respectfully request that the Staff recommend exclusion and/or revision of the statements discussed below.

(a) The Proponent's Proposal Includes a Statement Regarding the Nature of Indexed Stock Options That the Staff Has Previously Declared Materially False or Misleading.

The Staff previously found a sentence identical to the one in the Supporting Statement false or misleading in granting no-action relief and, therefore, Cox may exclude this sentence pursuant to Rule 14a-8(i)(3). See *Halliburton Co.* (01/31/01); *Tyco International Ltd.* (12/16/02) ("Tyco"). The first sentence of the second paragraph of the Supporting Statement states, "[i]ndexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors." This statement is false in that it suggests that indexed stock options are always linked to an index composed of a company's primary competitors. While an indexed stock option could have its exercise price linked to a peer group index, it could also be tied to other measures, such as other market indices, interest rates or the consumer price index.

This statement should be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(3) because it is the exact statement that the Staff has previously found to be false or misleading in *Halliburton* and *Tyco*, and this statement continues to be false and misleading.

(b) The Supporting Statement Includes Several Unsubstantiated Opinions That Are Phrased as Facts, Rendering the Supporting Statement Materially False or Misleading.

The Supporting Statement makes several allegations that, although phrased in the form of factual assertions, are actually Proponent's unsubstantiated opinions. Such statements render the Supporting Statement materially misleading, requiring the exclusion of the Proponent's Proposal. In the alternative, these statements at the very least should be rephrased to either substantiate these assertions or indicate that they are merely the Proponent's opinions.

(i) The Proponent Improperly States Several Opinions Regarding the Effectiveness of Stock Options as if They Were Facts, With No Accompanying Substantiation, Rendering Them Materially False or Misleading.

The following sentences in the first paragraph of the Supporting Statement are uncorroborated opinions presented as facts:

- "While salaries and bonuses compensate management for short-term results, the grant of stock and stock options has become the primary vehicle for focusing management on achieving long-term results."

- "Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited."

- "It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance."

Each of these three statements may lead shareholders to make certain assumptions regarding stock option grants generally, and the Proponent's Proposal in particular, without any corroboration whatsoever. The Proponent fails to provide any authority, citations or other relevant documentation for the assertion that stock and stock options are the "primary vehicle for focusing management on achieving long-term results." The Proponent cites no examples or support in asserting that "stock option grants can and do often provide compensation well beyond those merited," and whether or not compensation is "merited" is purely a matter of opinion. The Proponent also makes an assertion that it claims is "abundantly clear," without citing any support for such clarity.

Similar phrases and statements of opinion have led the Staff in similar cases to grant no-action relief on the grounds that they were materially false and misleading. In the context of a substantially identical performance-based option proposal, the Staff concurred that three statements substantially identical to the three statements referenced above were false and misleading because they were the proponent's unsubstantiated opinions expressed as facts. *See Tyco.*

(ii) The Proponent Improperly Cites Anonymous Support for the Proponent's Proposal and Negative Public and Shareholder Reactions Without Accompanying Substantiation, Rendering This Statement Materially False or Misleading.

At the end of the Supporting Statement, the Proponent makes another assertion composed of unsubstantiated opinions and lacking in citations, authority, or support of any kind:

> In response to strong negative public and shareholder reaction to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution.

This statement vaguely attributes certain reactions and support to various unidentified groups, persons or organizations. However, no citation or other authority has been provided for this statement that would allow Cox or its shareholders to evaluate its validity. The Proponent cites no support for the alleged presence of a "strong negative public and shareholder reaction." There is no factual support for the Proponent's opinion that there have been "excessive financial rewards provided [to] executives." There is no indication as to which "shareholder organizations," "executive compensation experts" or "companies" the Proponent is referring. The Proponent has provided no evidence that the number of supporters of this type of proposal is "growing" or that anyone supports the specific methodology "advocated in this resolution." These vague and unsubstantiated references are misleading, because they may improperly induce shareholders into supporting the Proponent's Proposal by making them believe that proposals of this type are widely supported by a growing number of shareholder organizations, experts and companies, when in fact the Proponent's Proposal provides no factual support for such claims.

The Staff has required substantiation of substantially identical statements in situations where the opinions therein were presented as facts without any citations or other authority. In the context of a substantially identical performance-based option proposal, the Staff concurred that a statement substantially identical to the statement quoted above must be revised to "specifically identify the entities referenced" and to "provide factual support in the form of a citation to a specific source." Because the Proponent's Supporting Statement lacks any indication as to the identity of the parties to which it refers, or any support whatsoever for its assertions, the Supporting Statement should be omitted pursuant to Rule 14a-8(i)(3). *See Tyco.*

(c) The Supporting Statement Improperly Characterizes the Proponent's Proposal in a Manner That Is False and Misleading.

The Supporting Statement's final paragraph improperly characterizes the Proponent's Proposal in a false and misleading manner by stating:

> At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our

Company would benefit from the implementation of a stock option program that rewarded superior long-term *corporate* performance. (*emphasis added*)

This language suggests that linking executive compensation to a company's stock price performance relative to that of peer companies is synonymous with rewarding "long-term corporate performance." Yet the Proponent's Proposal provides no factual support for its assertion that relative stock price performance correlates to "long-term corporate performance." This portion of the Supporting Statement is further evidence that both the Proponent's Proposal and Supporting Statement are false and misleading and, therefore, may be excluded pursuant to Rule 14a-8(i)(3).

(d) Adherence to the 500-Word Limit Does Not Excuse Lack of Substantiation of Materially False or Misleading Statements.

In order to make the materially false and misleading statements in the Supporting Statement not misleading, the Proponent may be required to explain further certain concepts, recast its statements as opinions, and provide support for some of its assertions. Any of these requirements might push the Proponent's Proposal and Supporting Statement over the 500-word limit imposed by Rule 14a-8(d). Notwithstanding the difficulty of complying with the 500-word limit, the Staff does not allow proponents to use the 500-word limit as an excuse for making materially false and misleading statements. *See, e.g., Xcel Energy, Inc.* (02/05/01) (requiring proponent to recast a statement as an opinion despite proponent's objection that this would require it to exceed the 500-word limit); *Halliburton Co.* (01/31/01) (requiring proponent to delete a statement regarding indexed stock options despite proponent's objection that it could not discuss the issues more thoroughly given the 500-word limit).

(e) Any Revision to the Proponent's Proposal Submitted by the Proponent in Response to the Staff's Instruction Must Comply with Rule 14a-8(d).

As discussed in subsections (a), (b), (c) and (d), we strongly believe that there is ample support for exclusion of the Proponent's Proposal on the basis of the false and misleading statements contained therein. However, if the Staff were to conclude otherwise, we believe that the Proponent's Proposal and Supporting Statement require substantial revision before inclusion in Cox's Proxy Materials, pursuant to Rule 14a-8(i)(3). If the Staff permits the Proponent to make the substantial revisions necessary to bring the Proponent's Proposal within the requirements of the proxy rules, we respectfully request explicit confirmation from the Staff that such revisions are subject to complete exclusion by Cox if they will cause the Proponent's Proposal to exceed the 500-word limitation set forth in Rule 14a-8(d). We believe it is important to request this confirmation in advance in order to avoid the issue arising at a time when Cox is attempting to finalize its Proxy Materials.

* * * * * *

We would be happy to provide you with any additional information and answer any questions that you may have regarding this matter. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (678) 645-0830 if we can be of any further assistance in this matter.

Very truly yours,

Andrew A. Merdek

Enclosures

cc: Edward J. Durkin, United Brotherhood of Carpenters
Stuart A. Sheldon, Dow, Lohnes & Albertson, PLLC

INQUIRY LETTER

SENT VIA FACSIMILE 404-843-5975

November 26, 2002

Andrew A. Merdek
Corporate Secretary
Cox Communications, Inc.
1400 Lake Hearn Drive
Atlanta, GA 30319

Re: Shareholder Proposal

Dear Mr. Merdek:

On behalf of the Massachusetts Carpenters Pension & Annuity Funds ("Funds"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Cox Communications, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to performance-based stock options. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Funds are the beneficial owner of approximately 4,400 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Funds and other Carpenter pension funds are long-term holders of the Company's common stock. The Proposal is submitted in order to promote executive compensation policies that reward superior performance as measured versus the Company's peer group.

The Funds intend to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Funds' beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

/s/ Thomas J. Harrington
Fund Chairman

cc. Edward J. Durkin
Enclosure

EXHIBIT A

Indexed Options Proposal

Resolved, that the shareholders of Cox Communications, Inc. (the "Company") request that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

Statement of Support: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value maximization goals. While salaries and bonuses compensate management for short-term results, the grant of stock and stock options has become the primary vehicle for focusing management on achieving long-term results. Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited. It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance.

Indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors. The resolution requests that the Company's Board ensure that future senior executive stock option plans link the options exercise price to an industry performance index associated with a peer group of companies selected by the Board, such as those companies used in the Company's proxy statement to compare 5 year stock price performance.

Implementing an indexed stock option plan would mean that our Company's participating executives would receive payouts only if the Company's stock price performance was better then that of the peer group average. By tying the exercise price to a market index, indexed options reward participating executives for outperforming the competition. Indexed options would have value when our Company's stock price rises in excess of its peer group average or declines less than its peer group average stock price decline. By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock options. In short, superior performance would be rewarded.

At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term corporate performance. In response to strong negative public and shareholder reactions to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution. We urge your support for this important governance reform.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cox Communications, Inc.
Incoming letter dated January 10, 2003

The proposal requests that the board of directors adopt an executive compensation policy that all future stock option grants to senior executives be performance-based.

We are unable to concur in your view that Cox may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide factual support in the form of a citation to a specific source for the sentence that begins "While salaries and bonuses compensate . . ." and ends ". . . achieving long-term results";
- recast the sentence that begins "Unfortunately, stock option grants . . ." and ends ". . . well beyond those merited" as the proponent's opinion;
- recast the sentence that begins "It has become abundantly clear . . ." and ends ". . . extraordinary company performance" as the proponent's opinion;
- clarify the first sentence of the second paragraph that begins "Indexed stock options . . ." and ends ". . . primary competitors" to indicate that the statement is referring to only one type of "indexed stock options"; and
- specifically identify the entities referenced in the sentences that begin "In response to strong negative public . . ." and ends ". . . advocated in this resolution" and provide factual support in the form of a citation to a specific source.

Accordingly, unless the proponent provides Cox with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Cox omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Cox may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Cox may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to conclude that Cox has met its burden of establishing that the proposal directly conflicts with one of Cox's own proposals to be submitted to shareholders at the same meeting. Accordingly, we do not believe that Cox may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

We are unable to concur in your view that Cox may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Cox may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Gail A. Pierce
Attorney-Advisor